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File No. 1-11284

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of               November              , 2003

Noranda Inc. (Translation of registrant's name into English)

181 Bay Street, Suite 200, BCE Place, Toronto, Ontario, Canada M5J 2T3 (Address of principal executive offices)

        [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☐                        Form 40-F    ☒

        [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes    ☐                        No    ☒

        [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Noranda Inc. (Registrant)

Date: December 1, 2003	By:	"Stephen K. Young" Stephen K. Young Corporate Secretary

Exhibits

99.1
Press Release dated November 11, 2003 — Noranda's CFO to Retire but Staying as Special Advisor

99.2
Press Release refiled November 14, 2003 dated October 23, 2003 — Noranda Reports Net Income of US$20 Million for the Third Quarter

99.3
Press Release dated November 19, 2003 — Noranda Supports the Minister of Health's Decision to Conduct a Health Study in the Belledune Area

99.4
Press Release dated November 21, 2003 — Employees at Norandal's Salisbury Plant Ratify New Three Year Collective Agreement

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SIGNATURES